UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On November 7, Globavend Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as representative of the underwriters listed on Schedule I to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,500,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”).

On November 10, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-274166), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 23, 2023, as amended, and declared effective by the SEC on November 2, 2023. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “GVH” on November 8, 2023.

In connection with the IPO, the Company issued a press release on November 7, 2023, announcing the pricing of the IPO and a press release on November 10, 2023, announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 7, 2023, announcing the pricing of the Company’s IPO.
99.2	Press Release dated November 10, 2023, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: November 13, 2023